SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 11)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq. Cathy A. Birkeland, Esq. Latham & Watkins LLP 233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 17 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13D	Page 2 of 17 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Edward W. Rabin, not individually, but solely as trustee of the trusts listed on Appendix A -1.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,284,670*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,284,670*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,284,670*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.7%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 17 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 156,562,832 shares of Common Stock outstanding as of October 25, 2013. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 6.2% of the total voting power of the Common Stock as of October 25, 2013. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 25, 2013, which is comprised of 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 17 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-2.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamian International Business Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,747,016*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,747,016*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,747,016*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 1.1%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 17 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 156,562,832 shares of Common Stock outstanding as of October 25, 2013. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 1.5% of the total voting power of the Common Stock as of October 25, 2013. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 25, 2013, which is comprised of 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 6 of 17 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Edward W. Rabin, not individually, but solely as trustee of the trusts listed on Appendix A-3.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,805,950*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,805,950*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,805,950*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 6.3%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 7 of 17 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 156,562,832 shares of Common Stock outstanding as of October 25, 2013. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 8.4% of the total voting power of the Common Stock as of October 25, 2013. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 25, 2013, which is comprised of 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 8 of 17 Pages

EXPLANATORY NOTE: This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 11 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 8, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on May 18, 2011 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 29, 2011 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed by the Reporting Persons on January 4, 2012 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed by the Reporting Persons on December 4, 2012 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed by the Reporting Persons on December 18, 2012 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed by the Reporting Persons on May 17, 2013 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed by the Reporting Persons on June 6, 2013 (“Amendment No. 8”), Amendment No. 9 to Schedule 13D filed by the Reporting Persons on June 21, 2013 (“Amendment No. 9”) and Amendment No. 10 to Schedule 13D filed by the Reporting Persons on September 6, 2013 (“Amendment No. 10”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 18,837,636 shares of Class B Common Stock beneficially owned by the Reporting Persons. Based on the number of shares of Class B Common Stock outstanding as of October 25, 2013, the number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 16.7% of the total number of shares of Class B Common Stock outstanding. Based on the number of shares of Common Stock outstanding as of October 25, 2013, the number of shares of Common Stock beneficially owned by the Reporting Persons represents 12.0% of the total number of shares of Common Stock outstanding and 16.1% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 9 of 17 Pages

Schedule A attached to this Amendment No. 11 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 11 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person. Shares beneficially owned by Edward W. Rabin, as Trustee, are held indirectly by G14M2 HHC, L.L.C., GHHC, L.L.C., and FLP14 HHC, L.L.C., each of which are member-managed Delaware limited liability companies formed for the purpose of acquiring shares of the Issuer’s Common Stock. The limited liability companies are wholly owned by one or more of the trusts listed on Appendix A-3 and have no voting or dispositive power with regard to the shares.

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 23,019 shares of currently issued Class A Common Stock and 87,415,377 shares of Class A Common Stock issuable upon conversion of 87,415,377 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 77.7% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 55.8% of the total number of shares of Common Stock outstanding and 74.8% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B attached to this Amendment No. 11 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 11 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

CUSIP No. 448579102	13D	Page 10 of 17 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

On November 27, 2013, Edward W. Rabin, as trustee of certain trusts for the benefit of Gigi Pritzker Pucker and/or certain of her lineal descendants, including the trusts listed on Appendix A-1, and G14M2 HHC, L.L.C., FLP14 HHC, L.L.C. and GHHC, L.L.C., member-managed Delaware limited liability companies wholly owned by one or more of the trusts listed on Appendix A-3, entered into a non-binding term sheet (the “Term Sheet”), pursuant to which the parties will effectuate on December 31, 2013 certain internal restructuring transactions for the purpose of consolidating the shares of Class B Common Stock currently held by trusts and entities owned by trusts, all of which such trusts are for the benefit of Gigi Pritzker Pucker and her lineal descendants, under GHHC, L.L.C., which will ultimately be wholly owned by such trusts or successors thereto.

The summary of the Term Sheet contained in this Item 6 is qualified in its entirety by reference to the Term Sheet, which is filed as Exhibit 14 hereto and incorporated by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 14	Term Sheet, dated as of November 27, 2013, by and among each of the signatories thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2013

/s/ Edward W. Rabin
Edward W. Rabin, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1.

CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-2.

By:	/s/ Schevon Miller
Schevon Miller Authorized Signatory*

By:	/s/ Carlis E. Chisholm
Carlis E. Chisholm Authorized Signatory*

/s/ Edward W. Rabin
Edward W. Rabin, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-3.

*	A Secretary’s Certificate evidencing the authority of such persons to sign and file this Amendment No. 11 on behalf of CIBC Trust Company (Bahamas) Limited was previously filed as Exhibit 13 to the Schedule 13D and is incorporated herein by reference.

[Signature Page to Amendment No. 11 to Schedule 13D]

CUSIP No. 448579102	13D	Page 12 of 17 Pages

Appendix A-1

Trust Name	Jurisd. of Org.
P.G. Gigi Trust M3	Illinois
A.N.P. Trust #6M6	Illinois
A.N.P. Trust #11M8	Illinois
A.N.P. Trust #17M8	Illinois
LaSalle Trust No. 49M1	Illinois
LaSalle Trust No. 54M1	Illinois
LaSalle Trust No. 58M1	Illinois
Don G.C. Trust #4M4	N/A
RA G.C. Trust #4M4	Illinois
LaSalle G.C. Trust#5M1	Illinois
A.N.P. Trust #5-Gigi M5	Illinois

CUSIP No. 448579102	13D	Page 13 of 17 Pages

Appendix A-2

Trust Name	Jurisd. of Org.
Settlement T-551-4FD	Bahamas
Settlement 1740 Trust #30FD	Bahamas
Settlement T -2113D-FDM	Bahamas
Settlement T-2113D-FDJ	Bahamas
Settlement T -2113D-FDA	Bahamas
Settlement T-551-4	Bahamas
Settlement 1740 Trust #30	Bahamas

CUSIP No. 448579102	13D	Page 14 of 17 Pages

Appendix A-3

Name of Trusts	Jurisd. of Org.
F.L.P. Trust #14M2	Illinois
F.L.P. Trust #14M3	Illinois
F.L.P. Trust #14M4	Illinois
F.L.P. Trust #14M5	Illinois
F.L.P. Trust #14	Illinois

CUSIP No. 448579102	13D	Page 15 of 17 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Edward W. Rabin, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1.	—	—	7,284,670	6.5%	4.7%	6.2%
CIBC Trust Company (Bahamas) Limited, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-2.	—	—	1,747,016	1.6%	1.1%	1.5%
Edward W. Rabin, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-3.	—	—	9,805,950	8.7%	6.3%	8.4%

[1]	All references to the number of shares outstanding are as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,035,369 shares of the Class A Common Stock outstanding as of October 25, 2013, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 112,527,463 shares of Class B Common Stock outstanding as of October 25, 2013.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock outstanding as of October 25, 2013.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 25, 2013, which is comprised of 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 16 of 17 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Trustee of the Non-U.S. Situs Trusts[6]	—	—	1,038,877	0.9%	0.7%	0.9%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	—	—	22,520,767	20.0%	14.4%	19.3%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	1,409,437	1.3%	0.9%	1.2%
Trustees of the James N. Pritzker Family Trusts[9]	8,470	*	2,319,002	2.1%	1.5%	2.0%
Trustees of the Linda Pritzker Family Trusts[10]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[11]	—	—	8,584,104	7.6%	5.5%	7.3%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[12]	14,549	*	10,465,797	9.3%	6.7%	9.0%
Trustees of the Daniel F. Pritzker Family Trusts[13]	—	—	10,001,457	8.9%	6.4%	8.6%
Trustees of the Anthony N. Pritzker Family Trusts[14]	—	—	6,186,817	5.5%	4.0%	5.3%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[15]	—	—	18,837,636	16.7%	12.0%	16.1%
Trustees of the Jay Robert Pritzker Family Trusts[16]	—	—	6,051,483	5.4%	3.9%	5.2%
Pritzker Family Group Totals	23,019	*	87,415,377	77.7%	55.8%	74.8%

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,035,369 shares of the Class A Common Stock outstanding as of October 25, 2013, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 112,527,463 shares of Class B Common Stock outstanding as of October 25, 2013.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock outstanding as of October 25, 2013.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 25, 2013, which is comprised of 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 89,778 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 63,704 SARs that are currently exercisable at an exercise price of $41.74 and 35,150 SARs that are currently exercisable at an exercise price of $41.29. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

CUSIP No. 448579102	13D	Page 17 of 17 Pages

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

Exhibit 14

Execution Version

Term Sheet

Proposed Transactions among Trusts f/b/o Gigi Pritzker Pucker and her Lineal Descendants

(and entities controlled by such Trusts) with respect to Stock of Hyatt Hotels Corporation

This term sheet (this “Term Sheet”) summarizes the principal terms of certain internal restructuring transactions contemplated among the Parties (as defined below) for the purpose of consolidating the shares of common stock of Hyatt Hotels Corporation (“Hyatt”) currently held by trusts and entities owned by trusts, all of which such trusts are for the benefit of Gigi Pritzker Pucker and her lineal descendants under GHHC, L.L.C., a Delaware limited liability company to be owned ultimately by those trusts or successors thereto (“GHHC”). This Term Sheet does not constitute a binding commitment on the part of any Party, and the proposals herein may be withdrawn at any time; provided, however, the Parties agree that the sections appearing under the heading “Binding Provisions” are binding on all Parties in accordance with their terms. With respect to all non-binding sections in this Term Sheet, a binding commitment will arise only upon the execution and delivery of the applicable definitive documents in respect of the Transactions (as defined below).

PARTIES:

•        Edward W. Rabin, not individually, but solely as trustee of the trusts listed on Schedule A-1 and Schedule E hereto (“EWR”)

•        G14M2 HHC, L.L.C., a Delaware limited liability company owned by the trusts listed on Schedule A-2 hereto (“G14M2 HHC”)

•        FLP14 HHC, L.L.C., a Delaware limited liability company owned by the trust listed on Schedule A-3 hereto (“FLP14 HHC”)

•        GHHC, owned by the trusts listed on Schedule A-4 hereto

Each of EWR, G14M2 HHC, FLP14 HHC and GHHC is sometimes referred to herein, individually, as a “Party” and, collectively, as the “Parties”.

GENERAL DESCRIPTION:

STEP 1: Each of the trusts and entities listed on Schedule B-1 shall contribute all their shares of Class B common stock, par value $0.01 per share, of Hyatt (“Class B Common Stock”) to GHHC in exchange for membership interests in GHHC.

STEP 2: Following the contribution transactions described in Step 1, the entities owning membership interests in GHHC as listed on Schedule B-2 will distribute such membership interests to their respective members.

STEP 3: Following the completion of Step 2, the trust members of GHHC listed on Schedule C will be merged with and into other trusts as described on Schedule C and, as a result, the surviving trusts shall be the members of GHHC.

Following the completion of Step 3, the members of GHHC and their respective membership interests in GHHC shall be as set forth on Schedule D. The foregoing steps contemplated by this Term Sheet are collectively referred to herein as the “Transactions”.

TRANSACTION DOCUMENTATION:	The parties intend to execute one or more definitive contribution agreements, stock powers, Assignment & Assumption of Ratios in GHHC, merger agreements and Amended and Restated Operating Agreements, as applicable, to effectuate the Transactions.

CLOSING:	The Parties intend to consummate the Transactions on December 31, 2013 (“Closing”).

BINDING PROVISIONS

EXPENSES:	Each Party shall be responsible for its own expenses (including the expenses of its advisors and attorneys) in connection with the Transactions.

GOVERNING LAW:	This Term Sheet will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws principles (whether of the State of Delaware or otherwise) that would result in the application of the laws of any other jurisdiction.

NO THIRD PARTY BENEFICIARY:	The terms and provisions of this Term Sheet are intended solely for the benefit of the Parties and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other person.

AMENDMENTS; WAIVERS:	Any provision of this Term Sheet may be amended or waived only in a writing signed by all the Parties. No waiver by any Party of any term or condition of this Term Sheet, in any one or more instances, will be deemed to be or construed as a waiver of the same or any other term or condition of this Term Sheet on any future occasion.

COUNTERPARTS:	This Term Sheet may be executed in any number of counterparts, any of which may be delivered via facsimile, .pdf or other forms of electronic delivery, each of which will be deemed an original, and all of which together will constitute one and the same instrument.

*        *        *         *        *

[Signature Page Follows]

Dated: November 27, 2013

By:	/s/ Edward W. Rabin
Edward W. Rabin, not individually but solely as trustee of the trusts listed on Schedule A-1 and Schedule E hereto

G14M2 HHC, L.L.C., a Delaware limited liability company

By:	F.L.P. Trust #14M2, a member

	By:	/s/ Edward W. Rabin
Edward W. Rabin, not individually but solely as trustee of the above trust

FLP14 HHC, L.L.C., a Delaware limited liability company

By:	F.L.P. Trust #14, a member

	By:	/s/ Edward W. Rabin
Edward W. Rabin, not individually but solely as trustee of the above trust

GHHC, L.L.C., a Delaware limited liability company

By:	F.L.P. Trust #14M4, a member

	By:	/s/ Edward W. Rabin
Edward W. Rabin, not individually but solely as trustee of the above trust

SCHEDULE A-1

A.N.P. Trust #11M8

A.N.P. Trust #17M8

A.N.P. Trust #5-GIGI M5

A.N.P. Trust #6M6

Don G.C. Trust #4M4

LaSalle G.C. Trust #5M1

LaSalle Trust #49M1

LaSalle Trust #54M1

LaSalle Trust #58M1

P.G. GIGI Trust M3

R.A. G.C. Trust #4M4

SCHEDULE A-2

F.L.P. Trust #14M2

F.L.P. Trust #14M5

SCHEDULE A-3

F.L.P. Trust #14

SCHEDULE A-4

F.L.P. Trust #14M3

F.L.P. Trust #14M4

SCHEDULE B-1

Name of Trust/Entity Contributing Shares of Class B Common Stock to GHHC, L.L.C.	Number of Shares of Class B Common Stock Being Contributed to GHHC, L.L.C.	% of Common Stock of Hyatt Owned*	% of Total Voting Power*
A.N.P. TRUST #11M8	835,169	0.53%	0.71%
A.N.P. TRUST #17M8	668,167	0.43%	0.57%
A.N.P. TRUST #5-GIGI M5	245,074	0.16%	0.21%
A.N.P. TRUST #6M6	683,696	0.44%	0.58%
DON G.C. TRUST #4M4	135,145	0.09%	0.12%
LASALLE G.C. TRUST #5M1	155,466	0.10%	0.13%
LASALLE TRUST #49M1	31,789	0.02%	0.03%
LASALLE TRUST #54M1	31,789	0.02%	0.03%
LASALLE TRUST #58M1	31,791	0.02%	0.03%
P.G. GIGI TRUST M3	4,355,657	2.78%	3.72%
R.A. G.C. TRUST #4M4	110,927	0.07%	0.09%
G14M2 HHC, L.L.C.	5,741,937	3.67%	4.91%
FLP14 HHC, L.L.C.	795,872	0.51%	0.68%

*	Percentages based on shares of common stock of Hyatt outstanding as of October 25, 2013 as reported by Hyatt in its Quarterly Report on Form 10-Q for the three months ended September 30, 2013.

SCHEDULE B-2

Name of Entity	Name of Recipient Member Trust	% Ratios in GHHC, L.L.C. To Be Distributed to Member Trusts
G14M2 HHC, L.L.C.	F.L.P. Trust #14M2	5,125,827 / 17,090,620
	F.L.P. Trust #14M5	616,110 / 17,090,620

FLP14 HHC, L.L.C.	F.L.P. Trust #14	795,872 / 17,090,620

SCHEDULE C

TRUST MERGERS

1.	F.L.P. Trust #14M2, F.L.P. Trust #14M3, and F.L.P. Trust #14M4 will merge with and into F.L.P. Trust #14 with F.L.P. Trust #14 being the surviving trust in the merger.

2.	A.N.P. Trust #11M8 will merge with and into A.N.P. Trust #11 with A.N.P. Trust #11 being the surviving trust in the merger.

3.	A.N.P. Trust #17M8 will merge with and into A.N.P. Trust #17 with A.N.P. Trust #17 being the surviving trust in the merger.

4.	A.N.P. Trust #5-GIGI M5 will merge with and into A.N.P. Trust #5-JEAN with A.N.P. Trust #5-JEAN being the surviving trust in the merger.

5.	A.N.P. Trust #6M6 will merge with and into A.N.P. Trust #6 with A.N.P. Trust #6 being the surviving trust in the merger.

6.	Don G.C. Trust #4M4 will merge with and into Don G.C. Trust #4 with Don G.C. Trust #4 being the surviving trust in the merger.

7.	LaSalle G.C. Trust #5M1 will merge with and into LaSalle G.C. Trust #5 with LaSalle G.C. Trust #5 being the surviving trust in the merger.

8.	LaSalle Trust #49M1 will merge with and into LaSalle Trust #49 with LaSalle Trust #49 being the surviving trust in the merger.

9.	LaSalle Trust #54M1 will merge with and into LaSalle Trust #54 with LaSalle Trust #54 being the surviving trust in the merger.

10.	LaSalle Trust #58M1 will merge with and into LaSalle Trust #58 with LaSalle Trust #58 being the surviving trust in the merger.

11.	R.A. G.C. Trust #4M4 will merge with and into R.A. G.C. Trust #4 with R.A. G.C. Trust #4 being the surviving trust in the merger.

SCHEDULE D

POST-TRANSACTIONS OWNERSHIP OF GHHC, L.L.C.

Member	% Ratio
A.N.P. TRUST #11	835,169 / 17,090,620
A.N.P. TRUST #17	668,167 / 17,090,620
A.N.P. TRUST #5-JEAN	245,074 / 17,090,620
A.N.P. TRUST #6	683,696 / 17,090,620
DON G.C. TRUST #4	135,145 / 17,090,620
F.L.P. Trust #14	9,189,840 / 17,090,620
F.L.P. Trust #14M5	616,110 / 17,090,620
LASALLE G.C. TRUST #5	155,466 / 17,090,620
LASALLE TRUST #49	31,789 / 17,090,620
LASALLE TRUST #54	31,789 / 17,090,620
LASALLE TRUST #58	31,791 / 17,090,620
P.G. GIGI TRUST M3	4,355,657 / 17,090,620
R.A. G.C. TRUST #4	110,927 / 17,090,620

SCHEDULE E

A.N.P. TRUST #11

A.N.P. TRUST #17

A.N.P. TRUST #5-JEAN

A.N.P. TRUST #6

DON G.C. TRUST #4

F.L.P. Trust #14

F.L.P. Trust #14M5

LASALLE G.C. TRUST #5

LASALLE TRUST #49

LASALLE TRUST #54

LASALLE TRUST #58

P.G. GIGI TRUST M3

R.A. G.C. TRUST #4